Exhibit 99.35

May 10, 2019

To:	Autorité des marchés financiers (Québec)

Alberta Securities Commission

British Columbia Securities Commission

The Manitoba Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities, Service Newfoundland & Labrador

Nova Scotia Securities Commission

Ontario Securities Commission

Office of the Superintendent of Securities, Government of Prince Edward Island

Financial and Consumer Affairs Authority of Saskatchewan

Dear Sirs/Mesdames:

We have read the statements made by Prometic Life Sciences Inc. in the attached copy of the Notice of change of auditor dated May 7, 2019, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the change of auditor notice dated May 7, 2019, except that we have no basis to agree or disagree with the following statement: “In the opinion of the Board of Directors of the Corporation, no “reportable event” as defined in NI 51-102 has occurred since the date of the Former Auditor’s appointment”.

Yours very truly,

Partnership of Chartered Professional Accountants

PricewaterhouseCoopers LLP

1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1

T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.